Exhibit (d)(14)

Schedule A

Funds and Portfolios covered by Sub-Advisory Agreement

between

Fidelity Management & Research (Far East), Inc.

and

Fidelity Investments Japan Limited

dated as of September 16, 2004

Name of Fund	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios LLC	Floating Rate Central Investment Portfolio	Fixed-Income	11/18/04
Fidelity Central Investment Portfolios LLC	High Income Central Investment Portfolio 1	Fixed-Income	09/16/04
Fidelity Central Investment Portfolios LLC	Specialized High Income Central Investment Portfolio	Fixed-Income	07/21/05

Agreed and Accepted as of July 21, 2005
Fidelity Management & Research Company (Far East), Inc	Fidelity Investments Japan Limited
By: /s/JS Wynant	By: /s/Yoshito Hirata
Name: JS Wynant	Name: Yoshito Hirata
Title: Treasurer	Title: Director